Filed by EpiCept Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

On January 18, 2013, EpiCept Corporation issued the following letter to shareholders.

January 15, 2013

Dear Stockholders and Friends of EpiCept and Immune Pharmaceuticals,

On November 8, 2012, EpiCept Corporation was pleased to announce the signing of a definitive merger agreement with Immune Pharmaceuticals Ltd., a privately-held biopharmaceutical company focused on the development of next-generation antibody therapeutics addressing unmet medical needs in the treatment of inflammatory diseases and cancer.

Upon stockholder approval for matters that are required to effect the merger, a vastly different and exciting new company will emerge, publicly traded in New York and Stockholm, and to be named Immune Pharmaceuticals Inc. Our combined company will have a broad and promising pipeline of four clinical-stage drug candidates with significant market potential in the areas of inflammatory diseases and cancer. Immune’s lead product candidate, bertilimumab, is a fully human monoclonal antibody that targets eotaxin-1, a chemokine involved in eosinophilic inflammation, angiogenesis and neurogenesis. Initiation of a placebo-controlled, double-blind Phase II clinical trial of bertilimumab for the treatment of ulcerative colitis is currently under way, and over the next 24 months, clinical milestones in multiple indications are expected to be reached in the areas of proof-of-concept, safety and efficacy.

The companies’ collective oncology portfolios will comprise Immune’s NanomAbs®, a new generation of antibody drug conjugates (ADCs), and EpiCept’s vascular disruptive agents (VDAs) Azixa® and crolibulin. Among NanomAbs’® potential advantages over competing technologies are their higher payload and improved versatility as to the types of drugs they may carry.  EpiCept’s VDAs are targeted oncology drug candidates that may benefit from Immune’s expertise in nanotherapeutics by minimizing their class-related side effects without impacting efficacy.

Our evolution to a combined company will also benefit our partnering efforts for AmiKet™, our late-stage product with fast track designation from the FDA for chemotherapy-induced peripheral neuropathy (CIPN). AmiKet™ has been well studied in more than 1,600 patients in post-herpetic neuralgia, CIPN and other neuropathies.

We also see important synergies between the two management teams, and we believe together we will form a strong, seasoned team with the right combination of experience and entrepreneurial spirit.  The biographies of members of the Immune board of directors and current management are on Immune’s website (www.immunepharmaceuticals.com).  Of particular note are David Sidransky, MD, Director of Head and Neck Oncology at Johns Hopkins School of Medicine and a former vice chairman of Imclone who is Vice Chairman of Immune, Simon Benita, PhD, Head of The School of Pharmacy and the Drug Research Institute at The Hebrew University of Jerusalem and Mark Rothenberg, MD, PhD, Director, Division of Allergy and Immunology at Cincinnati Children’s Hospital Medical Center, who are, respectively, chair and co-chair of Immune’s Scientific Advisory Group.

We believe that the combined company, Immune Pharmaceuticals Inc., will be well positioned with an Oncology and Inflammation pipeline with balanced risks and rewards, multiple shots on goal and clinical milestones over the next 2 years.

We invite you to read further about our merger agreement and we look forward to sharing additional details on the exciting prospects for our combined company moving forward.

We encourage you to visit the Immune Pharmaceuticals Ltd. and EpiCept Corporation websites where you can learn more about the merger.  If you wish to receive e-mail updates about the merger please send your request to info@immunepharma.com.

Finally, as noted above, the completion of the merger is subject to the approval of stockholders of EpiCept Corporation, whose votes can be solicited only through a proxy statement.  The proxy statement will contain important information about the proposed transaction.   We expect it will take several weeks before we can file and obtain clearance from the United States Securities and Exchange Commission to issue the proxy and formally solicit votes.  We are endeavoring to complete this process as quickly as possible.

Sincerely,

Daniel Teper	Robert W. Cook

Chief Executive Officer	Interim President and CEO

Immune Pharmaceuticals Ltd.	EpiCept Corporation

Email:Daniel.teper@immunepharmaceuticals.com	Email: rcook@epicept.com

www.immunepharmaceuticals.com	www.epicept.com

Additional Information

In connection with the proposed transaction, EpiCept will file a proxy statement with the U.S. Securities and Exchange Commission (SEC) seeking appropriate stockholder approval. STOCKHOLDERS OF EPICEPT AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT) REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. EpiCept’s stockholders will be able to obtain a copy of the proxy statement, as well as other filings containing information about Immune and EpiCept, without charge, at the SEC’s Internet site (www.sec.gov). Copies of the proxy statement and the filings with the SEC that will be incorporated by reference in the proxy statement can also be obtained, without charge, by directing a request to EpiCept Corporation, 777 Old Saw Mill River Rd, Tarrytown, NY 10591, Attention: Investor Relations, Telephone: (914) 606-3500.

Participants in the Solicitation

EpiCept and its directors and executive officers and Immune and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of EpiCept in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement of EpiCept referred to above. Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2011. Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept’s registration statement Post-Effective Amendment No. 1 to Form S-3 on Form S-1, which was filed with the SEC on April 6, 2012. These documents are available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at EpiCept at the address described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Act”). The securities issued in exchange for all of the outstanding shares of Immune will not be and have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exception from registration requirements.

The merger agreement and any accompanying issuance of shares by Immune Pharmaceuticals are not, under any circumstances, to be construed as an advertisement or a public offering of securities in Israel. Any public offer or sale of securities in Israel may be made only in accordance with the Israeli Securities Act-1968 (which requires, inter alia, the filing of a prospectus in Israel or an exemption therefrom).